Exhibit 3.2

FIRST AMENDMENT TO

ARTICLES OF INCORPORATION OF

DBS INVESTMENTS, INC

Pursuant to section 16-10a-1003 of the Utah Revised Business Corporation Act, DBS Investments, Inc. (the “Corporation”) hereby adopts the following First Amendment to its Articles of Incorporation.

1. The Articles of Incorporation of the Corporation are herby amended by inserting the following new provision as Article IV-A:

Article IV-A

Reverse Stock Split. At the effective time of this Amendment, the Corporation shall effect a reverse split in its issued and outstanding shares of Common Stock so that the 11,922,790 shares currently issued and outstanding shall be reverse split, or consolidated, on a 1-for-10 basis, and stockholders shall receive one share of the Corporation’s post-split Common Stock for each 10 shares of Common Stock, $0.001 par value, held by them on the effective date of the reverse split. No scrip or fractional shares will be issued in connection with the reverse split and any fractional interests will be rounded to the nearest whole share. The reverse split will not result in any modification of the rights of shareholders, and will have no effect on the shareholders’ equity in the Corporation. All shares returned to the Corporation as a result of the reverse split will be canceled and returned to the status of authorized and unissued shares.

2. The Articles of Incorporation of the Corporation are herby amended by inserting the following new provision as Article XI:

Article XI

Action Without Shareholders’ Meeting. Pursuant to and in accordance with the requirements of section 16-10a-704 of the Utah Revised Business Corporation Act, any action which may be taken at any annual or special meeting of the shareholders may be taken without a meeting and without prior notice, if one or more consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted, subject to the provision of such notices as may be required by section 16-10a-704 of the Utah Revised Business Corporation Act.

3. The Articles of Incorporation of the Corporation are herby amended by inserting the following new provision as Article XII:

Article XII

Limitation on Liability of Directors. A director of the Corporation shall have no personal liability to the Corporation or its stockholders for monetary damages for any action taken or failure to take any action, as a director, except (i) the amount of a financial benefit received by a director to which he is not entitled, (ii) the intentional infliction of harm on the Corporation or the shareholders, (iii) for liability arising from any action under section 16-10a-842 of the Utah Revised Business Corporation Act as it may from time to time be amended or any successor provision thereto, or (iv) an intentional violation of criminal law.

4. Except as specifically provided herein, the Corporation’s Articles of Incorporation shall remain unamended and shall continue in full force and effect.

5. By execution of this First Amendment to Articles of Incorporation, the president and secretary of the Corporation do hereby certify that the foregoing First Amendment to Articles of Incorporation of DBS Investments, Inc. was duly authorized and adopted by the shareholders of the Corporation at a special meeting held September 7, 1999, at which a total of 7,435,000 shares of the Corporation’s shares of common stock were represented in person or by proxy and of which 7,200,000 shares of 60.4% of the 11,922,790 shares of the Company’s common stock issued and outstanding shares on the record date, voted in favor of this Amendment and 5,000 shares voted against the Amendment.

Dated as of the 7th day of September, 1999

DBS Investments, Inc
By: /s/ Bruce Whaley
Bruce Whaley President

DBS Investments, Inc
By: /s/ Lynn M. Bushman
Lynn M. Bushman Secretary